Exhibit 99.4

KPMG LLP Chartered Accountants Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto ON M5H 2S5	Telephone (416) 777-8500 Fax (416) 777-8818

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Bank of Montreal

We consent to the inclusion in this annual report on Form 40-F of:

i)	our report of independent registered public accounting firm dated December 3, 2013 on the consolidated balance sheets of Bank of Montreal (the “Bank”) as at October 31, 2013 and October 31, 2012, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information;

ii)	our report of independent registered public accounting firm dated December 3, 2013 on the Bank’s internal control over financial reporting as of October 31, 2013;

each of which is contained in this annual report on Form 40-F of the Bank for the fiscal year ended October 31, 2013.

We also consent to the incorporation by reference of such reports in the following Registration Statements of the Bank:

1)	Registration Statement – Form F-3 – File No. 333-173924
2)	Registration Statement – Form F-3 – File No. 33-96354
3)	Registration Statement – Form S-8 – File No. 333-182644
4)	Registration Statement – Form S-8 – File No. 333-180968
5)	Registration Statement – Form S-8 – File No. 333-177579
6)	Registration Statement – Form S-8 – File No. 333-177568
7)	Registration Statement – Form S-8 – File No. 333-176479
8)	Registration Statement – Form S-8 – File No. 333-175413
9)	Registration Statement – Form S-8 – File No. 333-175412
10)	Registration Statement – Form S-8 – File No. 333-113096
11)	Registration Statement – Form S-8 – File No. 333-14260
12)	Registration Statement – Form S-8 – File No. 33-92112
13)	Registration Statement – Form F-3 – File No. 333- 189814
14)	Registration Statement – Form S-8 – File No. 333-191591

Chartered Accountants, Licensed Public Accountants

December 3, 2013

Toronto, Canada